UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                    April 2003

ASIA PACIFIC RESOURCES LTD.
(Name of Registrant)

712C 12th Street, New Westminster, B.C. V3M 4J6
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F    Form 40-F

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes      No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-565 (20-F Registration Commission File Number: 0-26636)

DOCUMENTS FILED:           Press release April 24, 2003
DESCRIPTION:                      Company update – Annual General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Asia Pacific Resources Ltd.
(Registrant)

Date: April 24, 2003	By:	/s/ Doris Meyer
(Signature)

Doris Meyer, Assistant Corporate Secretary

News Release

Asia Pacific Resources Announces Annual Meeting Date

(Toronto, Canada. April 24, 2003) Asia Pacific Resources Inc has announced that its Annual General Meeting will be held in Vancouver Canada on June 16, 2003 at:

595 Howe Street – 10th Floor
Vancouver, British Columbia

The Company also announced that it expects to mail the 2002 Annual Report to Shareholders in early May.

“Asia Pacific’s Management team is looking forward to meeting with shareholders and reporting on the substantial progress we have made over the last 12 months,” said John Bovard, President and CEO. “The Company intends to submit the formal application for a mining lease in the near future, and the AGM will provide us with an opportunity to share our plans in detail and in person.”

“Following the submission of the application, there is a structured process under Thai law that leads to the review and potential approval of the application. This process will allow Asia Pacific to address both the misconceptions and errors of fact with regard to our project which have recently received attention in the Thai press.

“The Udon mine will provide substantial benefits to the economy of Thailand in general and to local communities in particular by creating long term jobs, generating royalties and taxes, and enhancing infrastructure. It will allow the Government of Thailand to improve the country’s balance of trade and to underscore its interest in attracting investment from abroad for the benefit of Thai citizens.”

“The review process will also allow us to demonstrate to the Thai government how Asia Pacific will use best practices adopted from successful potash mining operations in other jurisdictions to maintain the high environmental standards which they require.”

For further information, contact:

Forbes West at 416-203-2200 or 1-888-655-5532.

forbes@sherbournegroup.ca

www.apq-potash.com